PLANET WEALTH, INC.

1011 Southwest A Street, Suite 209

Bentonville, AR 72712

July 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Aisha Adegbuyi
Todd Schiffman
Sarmad Makhdoom
William Schroeder

Re: Planet Wealth, Inc. – Registration Statement on Form 8-A Filed on May 29, 2024 Request for Withdrawal File No. 000-56661

Ladies and Gentlemen,

Planet Wealth, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal without prejudice, effective immediately or as soon thereafter as practicable, of the Company’s Registration Statement on Form 8-A (File No. 000-56661), which was filed on May 29, 2024, together with all exhibits thereto.

The Registration Statement has not yet become effective.

The Registration Statement relates to the registration of a class of securities concurrently with a Regulation A offering. The Company wishes to withdraw the Registration Statement because the Company has concurrently requested withdrawal of its Offering Statement on Form 1-A (File Number 024-12365).

Please do not hesitate to contact the undersigned or Robert Brantl, counsel to the Company, at 917-513-5701 with any questions relating to this matter.

Sincerely,

/s/ Lance Woodson

Lance Woodson

Chief Executive Officer